UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 2)

Tender Offer Statement Under Section 14(d)(1) or Section 13(e)(1)
of the Securities Exchange Act of 1934

BLUELINX HOLDINGS INC.
(Name of Subject Company (Issuer))

CERBERUS ABP INVESTOR LLC
CERBERUS CAPITAL MANAGEMENT, L.P.
(Names of Filing Persons (Offeror))

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

09624H109
(CUSIP Number of Class of Securities)

Mark A. Neporent

Cerberus Capital Management, L.P.

299 Park Avenue

New York, New York 10171

(212) 891-2100

With a copy to

Richard A. Presutti
Schulte Roth & Zabel LLP
919 Third Avenue
New York, NY 10022
(212) 756-2000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$49,560,310.80	$3,533.65

*                 Estimated for purposes of calculating the filing fee only.  The transaction value was calculated by multiplying (x) $3.40, which is the per share tender offer price and (y) 14,576,562, which is 32,676,562, the number of shares of common stock of BlueLinx Holdings Inc., par value $0.01 per share (the “Shares”), issued and outstanding as of April 2, 2010 minus the 18,100,000 Shares owned by Cerberus ABP Investor LLC.

**          The filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #4 for fiscal year 2010, issued December 17, 2009, is calculated by multiplying the Transaction Valuation by 0.00007130.

☒          Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$3,533.65
Filing Party:	Cerberus ABP Investor LLC and Cerberus Capital Management, L.P.
Form or Registration No.:	Schedule TO/13E-3 (SEC File. No. 005-80230)
Date Filed:	August 2, 2010

☐            Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒  third-party tender offer subject to Rule 14d-1.

☐   issuer tender offer subject to Rule 13e-4.

☒  going private transaction subject to Rule 13e-3.

☐   amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 2 amends and supplements the Tender Offer Statement and Rule 13E-3 Transaction Statement filed under cover of Schedule TO on August 2, 2010, as amended, by Cerberus ABP Investor LLC, a Delaware limited liability company (the “Purchaser”) and Cerberus Capital Management, L.P. a Delaware limited partnership, (“Cerberus”), to purchase all of the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of BlueLinx Holdings Inc., a Delaware corporation (the “Company”), not owned by Purchaser at a purchase price of $3.40 per Share net to the seller in cash without interest and less any required withholding taxes, if any, upon the terms and subject to the conditions set forth in the offer to purchase dated August 2, 2010 (as it may be amended or supplemented from time to time, the “Offer to Purchase”) and related letter of transmittal (the “Letter of Transmittal”) (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). Capitalized terms used, but not otherwise defined, in this Amendment No. 2 shall have the meaning given in the Offer to Purchase and all page references are to the Offer to Purchase.

ITEM 1. SUMMARY TERM SHEET

(a)           The information incorporated by reference into Item 1 of Schedule TO is amended by the following amendments to “SUMMARY TERM SHEET” as follows:

1.                                      The first bullet point on page i is amended by replacing “Cerberus ABP Investor LLC (“Purchaser”) is” with “Cerberus ABP Investor LLC (“Purchaser”) and Cerberus Capital Management, L.P. (“Cerberus”) are” in the first line thereof.

2.                                      The third bullet point on page ii after “See-‘THE OFFER - Section 7. Possible Effects of the Offer on the Market for the Shares; Listing; Exchange Act Registration and Margin Regulations’ ” is amended by replacing “Purchaser believes” with “Purchaser and Cerberus believe” in the first line thereof.

3.                                      The first main bullet point on page iii is amended by replacing “Purchaser also believes” with “Purchaser and Cerberus also believe” in the first line thereof.

4.                                      The cross-reference to “SPECIAL FACTORS” in the middle of page iii is amended by adding “and Cerberus” after “Purchaser” in the middle of the section title.

5.                                      The response to “What securities are you offering to purchase” on page iii is amended by replacing “We” with “Purchaser and Cerberus” in the first line thereof.

6.                                      The ultimate paragraph on page iv is amended by deleting “and is not conditioned on the receipt of Company’s board approval” in the first line thereof and by deleting “or for Purchaser to consummate the Offer” in the forth line thereof.

7.                                      The second paragraph on page vii is amended by replacing “Purchaser believes” with “Purchaser and Cerberus believe” in the first line thereof.

8.                                      The third paragraph on page vii is amended by replacing “Purchaser also believes” with “Purchaser and Cerberus also believe” in the first line thereof.

ITEM 4. TERMS OF THE TRANSACTION

(a)           Section (a) of Item 4 is amended and supplemented as follows:

1.                                      Approximately 400 Shares had been tendered pursuant to the Offer as of the close of business on August 13, 2010, the date the expiration of the Offer was extended as set forth in Amendment No. 1 to the Tender Offer Statement and Rule 13E-3 Transaction Statement filed under cover of Schedule TO on August 2, 2010.  Approximately 14,353 Shares have been tendered pursuant to the Offer as of the close of business on August 19, 2010, the date the Offer was amended to add the Special Committee Recommendation

Condition as set forth in Amendment No. 2 to the Tender Offer Statement and Rule 13E-3 Transaction Statement filed under cover of Schedule TO on August 2, 2010.

(b)           The information incorporated by reference into Item 4 of Schedule TO is amended by the following amendments to “INTRODUCTION” and “THE OFFER - Section 3. Procedures for Tendering Shares” as follows:

1.                                       The first paragraph on page 1 is amended by replacing “Cerberus ABP Investor LLC (“Purchaser”) is” with “Cerberus ABP Investor LLC (“Purchaser”) and Cerberus Capital Management, L.P. (“Cerberus”) are” in the first line thereof.

2.                                       The ultimate paragraph on page 1 is amended by deleting “and is not conditioned on the receipt of Company’s board approval” in the first line thereof and by deleting “or for Purchaser to consummate the Offer” in the sixth line thereof.

(c)           The information set forth under the heading “THE OFFER - Section 12. Conditions to the Offer” is incorporated herein by reference and is amended as follows:

1.                                       The first paragraph under the heading “THE OFFER - Section 12. Conditions to the Offer” on page 31 is amended and restated as follows:

“Notwithstanding any other provision of the Offer, and in addition to (and not in limitation of) Purchaser’s rights to extend and amend the Offer at any time in its sole discretion, Purchaser will not be required to and will not accept for payment any tendered Shares, and may amend or terminate the Offer, if (i) at the Expiration Date the Minimum Tender Condition has not been satisfied, (ii) the Special Committee shall have failed to amend its “Solicitation/Recommendation Statement” on Schedule 14D-9 to affirmatively recommend the Offer, or the Offer as amended or shall have subsequently withdrawn or amended or modified in any manner adverse to Purchaser or Cerberus (whether by further amendment to the Company’s Schedule 14D-9 or otherwise) such affirmative recommendation of the Offer, or the Offer as amended, at any time on or prior to the Expiration Date, (iii) unless waived, there shall not have been validly tendered (and not withdrawn) a sufficient number of Shares, such that upon acceptance for payment and payment for the tendered Shares pursuant to the Offer, Purchaser would own a number of Shares representing at least 90% of the issued and outstanding Shares as of the date the Shares are accepted for payment pursuant to the Offer or (iv) unless waived, at any time on or after July 22, 2010 and prior to the Expiration Date, any of the following events shall have occurred:”

ITEM 12. EXHIBITS

(a)(5)(i)	Text of Press Release issued by Purchaser on August 19, 2010 announcing amendment of Offer to add the Special Committee Recommendation Condition.

(a)(5)(ii)	Supplement to Offer to Purchase, dated August 19, 2010.

ITEM 3. INFORMATION REQUIRED BY SCHEDULE 13E-3

ITEM 7.    PURPOSES, ALTERNATIVES, REASONS AND EFFECTS

(a)           The information incorporated by reference into Item 7 of Schedule 13E-3 is amended by the following amendment to “SPECIAL FACTORS - Section 2.  Purchase and Reasons for the Offer; Plans for the

Company After the Offer and the Merger” and “SPECIAL FACTORS - Section 5. Effects of the Offer and the Merger”:

1.                                      The paragraph at the bottom of page 5 immediately preceding the first bullet point is amended by replacing “we” with “Purchaser and Cerberus” in the second line thereof.

2.                                      The heading “ ‘GOING PRIVATE’ RULES” on page 15 is amended by replacing “Purchaser has provided” with “Purchaser and Cerberus have provided” in the fifth line thereof.

ITEM 8.    FAIRNESS OF THE TRANSACTION

The information incorporated by reference into Item 8 of Schedule 13E-3 is amended by the following amendment to “SPECIAL FACTORS - Section 3.  Position of Purchaser Regarding Fairness of the Offer and the Merger”:

1.                                       The caption to the section currently entitled “Position of Purchaser Regarding Fairness of the Offer and the Merger” on page 6 and wherever the caption is referenced in Schedule TO and the Offer to Purchase is amended by replacing “Purchaser” with “Purchaser and Cerberus.”

2.                                       The first sentence under the caption currently entitled “Position of Purchaser Regarding Fairness of the Offer and the Merger” on page 6 is amended and restated in its entirety as follows:

“The rules of the SEC require Purchaser and Cerberus to express their beliefs as to the fairness of the Offer and the Merger to stockholders of the Company who are not affiliated with the Company.”

3.                                       The second sentence under the caption currently entitled “Position of Purchaser Regarding Fairness of the Offer and the Merger” on page 6 is amended by replacing “Purchaser believes” with “Purchaser and Cerberus believe” in the first line thereof and by replacing “Purchaser bases its belief” with “Purchaser and Cerberus base their beliefs” in the second line thereof.

4.                                       The paragraph beginning “In addition Purchaser” on page 7 is amended by replacing “Purchaser believes” with “Purchaser and Cerberus believe” in the first line thereof.

5.                                       The paragraph beginning “Purchaser did not find it practicable” on page 7 is amended by replacing both instances of the word “Purchaser” with “Purchaser and Cerberus” in the first line thereof.

6.                                       The second paragraph on page 8 is amended by replacing “Purchaser’s” with “Purchaser’s and Cerberus’s” in the first line thereof.

7.                                       The paragraph immediately preceding “Certain Projected Financial Information on page 8 is amended by replacing “Purchaser” with “Purchaser and Cerberus” in the first and third line thereof and “Purchaser’s” with “Purchaser’s and Cerberus’s” in the second line thereof.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  August 19, 2010

CERBERUS ABP INVESTOR LLC

By:	/s/ Steven F. Mayer
	Name:	Steven F. Mayer
	Title:	Managing Director

CERBERUS CAPITAL MANAGEMENT, L.P.

By:	/s/ Lenard B. Tessler
	Name:	Lenard B. Tessler
	Title:	Managing Director

EXHIBIT INDEX

*(a)(1)(i)	Offer to Purchase dated August 2, 2010.

*(a)(1)(ii)	Letter of Transmittal.

* (a)(1)(iii)	Notice of Guaranteed Delivery.

* (a)(1)(iv)	Letter to Brokers, Dealers, Banks, Trust Companies and other Nominees.

* (a)(1)(v)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

* (a)(1)(vi)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

* (a)(1)(vii)	Summary Advertisement published on August 2, 2010.

* (a)(1)(viii)	Letter, dated July 21, 2010, from Purchaser to the Board of Directors of the Company (incorporated by reference to the pre-commencement Schedule 13 D/A filed on July 22, 2010).

* (a)(1)(ix)	Text of Press Release issued by Purchaser on July 22, 2010 (incorporated by reference to the pre-commencement Schedule TO-C filed on July 22, 2010).

* (a)(1)(x)	Text of Press Release issued by Purchaser on August 2, 2010 announcing commencement of Offer.

** (a)(1)(xi)	Text of Press Release issued by Purchaser on August 13, 2010 announcing extension of Offer.

(a)(5)(i)	Text of Press Release issued by Purchaser on August 19, 2010 announcing amendment of Offer to add the Special Committee Recommendation Condition.

(a)(5)(ii)	Supplement to Offer to Purchase, dated August 19, 2010.

(b)	Not Applicable.

(c)	Not Applicable.

* (d)(i)

Registration Rights Agreement, dated as of May 7, 2004, between Purchaser and the Company (incorporated by reference to Ex. 4.2 to Amendment No. 1 to the Company’s registration statement on Form S-1, File No. 333-118750, filed with the SEC on October 1, 2004).

* (d)(ii)

Investment Letter, dated March 10, 2004, between the Company and Purchaser (incorporated by reference to Ex. 4.4 to Amendment No. 2 to the Company’s registration statement on Form S-1, File No. 333-118760, filed with the SEC on October 8, 2004).

* (d)(iii)

Investment Letter, dated May 7, 2004, between the Company and Purchaser (incorporated by reference to Ex. 4.4 to Amendment No. 2 to the Company’s registration statement on Form S-1, File No. 333-118760, filed with the SEC on October 8, 2004).

*(f)	Section 262 of the Delaware General Corporation Law (included as Annex C of the Offer to Purchase filed herewith as Exhibit (a)(1)(i)).

(g)	Not Applicable.

(h)	Not Applicable.

*	Previously filed with the Original Schedule TO and incorporated herein by reference.

**	Previously filed with Amendment No. 1 to Schedule TO and incorporated herein by reference.